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                          June 24, 2024

       Michael Breen
       Interim Chief Executive Officer
       GT Biopharma, Inc.
       9350 Wilshire Blvd. Suite 203
       Beverly Hills, CA 90212

                                                        Re: GT Biopharma, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 20, 2024
                                                            File No. 333-280326

       Dear Michael Breen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Roger W. Bivans, Esq.